Writer's E-Mail: jsoncini@kkwc.com
Writer's Direct Dial: 212.880.9804

March 18, 2016
VIA EMAIL AND EDGAR

Bryan J. Pitko
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	CST Brands, Inc. (the "Company")
Soliciting Materials Under Rule 14a-12
Filed February 29, 2016 by Engine Capital Management, LLC, Engine Capital, L.P., Engine Jet Capital, L.P.,
Engine Airflow Capital, L.P. , Engine Investments, LLC, Engine Investments II, LLC, Arnaud Ajdler, Rocky Dewbre,
Brad Favreau, Dan Pastor and Bryan F. Smith, Jr.
File No. 001-35743
Dear Mr. Pitko

We acknowledge receipt of the letter of comment dated March 2, 2016 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. On a supplemental basis, we note the important fact that on March 3, 2016 Engine Capital, L.P. Engine Capital Management, LLC, Engine Jet Capital, L.P., Engine Airflow Capital, L.P., Engine Investments, LLC, Engine Investments II, LLC and Arnaud Ajdler (collectively, "Engine") entered into an agreement the Company whereby, among other things, Engine agreed not to nominate any director candidates to stand for election at the Company's 2016 Annual Meeting of stockholders (the "Settlement"). Engine accordingly will no longer nominate directors for election at, and will not be conducting a proxy solicitation with respect to, the Company's 2016 annual meeting of stockholders. Attached hereto is a copy of the Form 8-K filed by the Company with the Staff on March 8, 2016, which includes details pertaining to the Settlement, as well as a copy of the agreement that is attached to the Form 8-K as an exhibit.

Circumstances have changed significantly since the Staff sent the Comment Letter. Engine respectfully believes that the rationale for providing detailed responses to the Staff's individual comments has been rendered moot, and that doing so would no longer serve a discernible public purpose. Accordingly, Engine respectfully proposes not to provide such a response to the Staff. The Staff is invited to contact the undersigned at (212) 880-9804 or with any additional questions it may have.

Very truly yours,

/s/ Jason W. Soncini
Jason W. Soncini
Cc:  Arnaud Ajdler
       Christopher P. Davis

Exhibit A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 2, 2016

CST Brands, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35743	46-1365950
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Valero Way, Building D, Suite 200 San Antonio, Texas	78249
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (210) 692-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.
On March 3, 2016, CST Brands, Inc. (the “Company”) entered into an agreement (the “JCP Investment Settlement Agreement”) with JCP Investment Management, LLC and certain related investors (collectively, the “JCP Investment Group”) and an agreement (the “Engine Capital Settlement Agreement” and, together with the JCP Investment Settlement Agreement, the “Settlement Agreements”) with Engine Capital, L.P. and certain related investors (collectively, the “Engine Capital Group” and, together with the JCP Investment Group, the “Investor Groups”).
In connection with the JCP Investment Settlement Agreement, the Company’s Board of Directors (the “Board”) appointed Thomas (“Tad”) W. Dickson to the Board to fill the vacancy created by the resignation of William G. Moll, a Class III director, from the Board. As a Class III director, Mr. Dickson will be included by the Company on its slate of nominees for re-election at the 2016 annual meeting of stockholders of the Company (the “2016 Annual Meeting”). In connection with the Engine Capital Settlement Agreement, the Company increased the size of the Board from 11 to 12 directors and appointed Rocky B. Dewbre to fill the newly created directorship. Pursuant to the Company’s bylaws, Mr. Dewbre was appointed as a Class I director of the Board whose term will expire at the annual shareholders meeting in 2017 (“2017 Annual Meeting”) and will stand for re-election at the 2017 Annual Meeting. Also, in connection with the Settlement Agreements, the Company issued a public statement to the effect that it is initiating a public process to review strategic alternatives (the “Strategic Review”). The Board also announced that it had formed a committee of outside, independent directors to oversee the Company’s Strategic Review.
Pursuant to the JCP Investment Settlement Agreement and the Engine Capital Settlement Agreement, each of the JCP Investment Group and the Engine Capital Group, respectively, agreed not to nominate any director candidates to stand for election at the 2016 Annual Meeting. In addition, the Settlement Agreements provide that, at the 2016 Annual Meeting and at each special meeting of stockholders held prior to the expiration of the Standstill Period (as defined below), each Investor Group will vote all of its shares of Company common stock in favor of the election of directors nominated by the Board and otherwise in accordance with the Board’s recommendation, subject to certain exceptions for other extraordinary transactions and matters with a contrary recommendation from Institutional Shareholders Services or Glass Lewis & Co., LLC.
Each Settlement Agreement includes certain restrictions applicable from March 3, 2016 until the day that is 30 days prior to the expiration of the Company’s advance notice period for the nomination of directors at the 2017 Annual Meeting (the “Standstill Period”). During the Standstill Period, each Investor Group is among other things restricted from engaging in any solicitation of proxies or consents with respect to the election or removal of directors or, with certain exceptions, any other matter or proposal, acquiring any assets of the Company or acquiring any voting stock that would result in either JCP Investment Group or Engine Capital Investment Group having beneficial ownership of more than 4.9% of the Company’s outstanding voting stock.
The JCP Investment Settlement Agreement and Engine Capital Settlement Agreement are filed with this Form 8-K as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein. The foregoing description of each Settlement Agreement is qualified in its entirety by reference to the full text thereof.
Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
The information set forth in Item 1.01 is incorporated by reference into this Item 5.02.
Director Retirement
On March 2, 2016, William G. Moll, a director of the Company, retired from the Board. Mr. Moll’s decision to retire from the Board did not involve any disagreement with the Company, the Company’s management or the Board.
Appointment of New Directors
As described in Item 1.01, Messrs. Dickson and Dewbre have been appointed to the Board.
The Board has determined that each of Mr. Dickson and Mr. Dewbre (each a “New Director”) is independent under the director independence standards set forth in the rules and regulations of the Securities and Exchange Commission (“SEC”) and the applicable listing standards of the New York Stock Exchange (“NYSE”), and that each is an “outside director” under the requirements of Section 162(m) of the Internal Revenue Code of 1986 and “non-employee director” as such term is defined by the rules and regulations of the SEC.
The Company entered into its standard indemnification agreement for directors with each New Director. In connection with his appointment, each New Director, as a non-employee member of the Board, will receive cash compensation and a grant of CST equity in accordance with the description of the terms of non-employee director compensation set forth in the section entitled “Director Compensation” in the Company’s Proxy Statement on Schedule 14A to be filed in connection with its 2016 Annual Meeting.
Item 8.01.    Other Events.
On March 3, 2016, the Company issued a press release announcing the entry into the Settlement Agreements. A copy of the press release is filed with this Form 8-K and attached hereto as Exhibit 99.1.
Furnished herewith as Exhibit 99.2, the Company also issued on March 3, 2016 a press release announcing that it is commencing an exploration of strategic alternatives to further enhance stockholder value.

Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Exhibit Description
10.1	JCP Investment Settlement Agreement, dated as of March 3, 2016.
10.2	Engine Capital Settlement Agreement, dated as of March 3, 2016.
99.1	Press Release issued by CST Brands, Inc., dated as of March 3, 2016 announcing the entry into the Settlement Agreements.
99.2	Press Release issued by CST Brands, Inc., dated as of March 3, 2016 announcing it is commencing a strategic review.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CST BRANDS, INC.

/s/ Gérard J. Sonnier
By:	Gérard J. Sonnier
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: March 8, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit Description
10.1	JCP Investment Settlement Agreement, dated as of March 3, 2016.
10.2	Engine Capital Settlement Agreement, dated as of March 3, 2016.
99.1	Press Release issued by CST Brands, Inc., dated as of March 3, 2016 announcing the entry into the Settlement Agreements.
99.2	Press Release issued by CST Brands, Inc., dated as of March 3, 2016 announcing it is commencing a strategic review.

Exhibit 10.2
SETTLEMENT AGREEMENT
This SETTLEMENT AGREEMENT is made and entered into as of March 3, 2016 (this “Agreement”) by and among CST Brands, Inc., a Delaware corporation (the “Company”), and the entities and natural persons listed on the signature page hereto (each, an “Investor” and collectively, the “Investors”). The Company and the Investors are referred to herein as the “Parties.”

Section 1.	Settlement Covenants.

(a)
Board Appointment. The Company agrees that promptly following the execution of this Agreement, the Company will (i) expand the Board from 11 to 12 directors, (ii) fill the vacancy created by such expansion by appointing Rocky B. Dewbre (the “New Director”) to the Board as a member of Class I of the Board and (iii) issue a public statement to the effect that the Company is initiating a process to review strategic alternatives. As a Class I director, the New Director shall stand for election at the 2017 Annual Meeting together with the Company’s other nominees.

Replacements. The Company agrees that if the New Director is unable to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period (as defined below), then the Investors shall have the ability to recommend a substitute person(s); provided that any substitute person recommended by the Investors shall qualify as “independent” pursuant to New York Stock Exchange (“NYSE”) listing standards, and have relevant financial and business experience to fill the resulting vacancy. In the event the Nominating and Governance Committee of the Board (the “Nominating Committee”) does not accept a substitute person recommended by the Investors, the Investors will have the right to recommend additional substitute person(s) for consideration by the Nominating Committee. Upon the acceptance of a replacement director nominee by the Nominating Committee, the Board will take such actions as to appoint such replacement director to the Board no later than 5 business days after the Nominating Committee recommendation of such replacement director.

Section 2.	2016 Annual Meeting.

(a)
Effective immediately, each Investor hereby irrevocably withdraws and renounces any intention to nominate any person for election as a director at the 2016 Annual Meeting and agrees not to bring any nominations or other business or proposals before or at the 2016 Annual Meeting.

(b)
At the 2016 Annual Meeting, and at each special meeting of stockholders held prior to the expiration of the Standstill Period, each of the Investors agrees to cause the Investor Shares (as defined below) to be present for purposes of establishing a quorum and to cause the Investor Shares to be voted by proxy in favor of (i) the election of any director nominated by the Board and (ii) otherwise in accordance with the Board’s recommendation, including in favor of any other matter recommended for stockholder approval by the Board; provided that to the extent that the recommendation of Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) differs from the Board’s recommendation with respect to any matter other than the election of directors to the Board, the Investors shall have the right to vote the Investor Shares in accordance with the recommendation of ISS or Glass Lewis with respect to such matters; provided further that the Investors may vote the Investor Shares in their discretion with respect to any tender offer, exchange offer, merger, consolidation, business combination or other change-of-control transaction of the Company. “Investor Shares” means any and all shares of voting stock of the Company held beneficially or of record as of an applicable record date by the Investors and, with respect to Investors that are entities, the Affiliates and Associates (as each term is defined below) of such Investors, and, with respect to Investors that are individuals, the Family Members (as defined below) of such Investor.

Section 3.	Standstill.

(a)
Each Investor agrees that, from the date of this Agreement until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates or Family Members will, and it will cause each of its Affiliates and Associates and Family Members not to, directly or indirectly, in any manner, acting alone or in concert with others, take any of the following actions or advise, recommend, request, encourage, solicit, influence or induce any other person to take any of the following actions, or announce any intention to take of the following actions:

(i)
submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board;

(ii)
engage in, directly or indirectly, any “solicitation” (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce or seek to advise, encourage or influence any other person with respect to the voting of any voting stock of the Company (including any withholding from voting) or grant a proxy with respect to the voting of any voting stock of the Company to any person other than to the Board or persons appointed as proxies by the Board;

(iii)	seek to call, or to request the call of, a special meeting of the Company’s stockholders;

(iv)	make a request for a list of the Company’s stockholders or for any books and records of the Company;

(v)
form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the voting stock of the Company or deposit any shares of voting stock of the Company in a voting trust or similar arrangement or subject any shares of voting stock of the Company to any voting agreement or pooling arrangement (other than a “group” that consists solely of all or some of the persons parties to this Agreement or any of their respective Affiliates or Associates);

(vi)	vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board not in violation of the terms of this Agreement;

(vii)
except as specifically provided in Section 1 of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board or the committees thereof;

(viii)
acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person;

(ix)
other than at the direction of the Board or any committee thereof, seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure or composition of the Board, change in the executive officers of the Company, change in capital structure, recapitalization, dividend or distribution or change in dividend or distribution policy, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company;

(x)
acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any voting stock of the Company that, together any voting stock beneficially owned thereby, represents in the aggregate (amongst all of the Investors and any Affiliate or Associate thereof) in excess of 4.9% of the Company’s outstanding voting stock; or sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying voting stock of the Company held by the Investors and their Affiliates, Associates and Family Members;

(xi)
disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing or publicly request or advance any proposal to amend, modify or waive the terms of this Agreement; provided that the Investors may make confidential requests to the Board to amend, modify or waive any provision of this Section 3, which the Board may accept or reject in its sole discretion, so long as any such request is not publicly disclosed by the Investors and is made by the Investors in a manner that does not require the public disclosure thereof by the Company, the Investors or any other person;

(xii)
institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) in order to effect or take any of the actions expressly prohibited by this Section 3 or otherwise take any action challenging the validity or enforceability of any provisions of this Section 3; or

(xiii)
enter into any negotiations, discussions, agreement, arrangement or understanding with any person concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict the Investors from: (A) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (B) communicating privately with stockholders of the Company and others in a manner that does not otherwise violate this Section 3, or (C) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Investors or any of their respective Affiliates or Associates, provided that a breach by Investor of this Agreement is not the cause of the applicable requirement. Furthermore, nothing in this Agreement shall be deemed to restrict in any way the ability of the New Director (or any of his replacements selected pursuant to this Agreement) from fulfilling their statutory duties as directors.

(b)	As used in this Agreement:

(i)	the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act;

(ii)	the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(iii)	the term “Family Members” shall mean, with respect to an Investor, the spouse of such Investor and the children (including by adoption) of such Investor;

(iv)
the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

(v)
the term “Standstill Period” shall mean the period commencing on the date of this Agreement and ending on the date that is 30 calendar days prior to the deadline for the submission of stockholder nominations of directors for the 2017 annual meeting of stockholders of the Company pursuant to the Company’s Bylaws.

Section 4.
Representations and Warranties of the Company. The Company represents and warrants to the Investors that the Company has the corporate power and authority to execute the Agreement and to bind it thereto, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles.

Section 5.
Representations and Warranties of the Investors. Each Investor jointly and severally represents and warrants to the Company that (a) as of the date hereof, such Investor beneficially owns only the number of shares of voting stock of the Company as described opposite its name on Exhibit A and, other than through the shares of voting stock beneficially owned as set forth on Exhibit A, neither the Investors nor any Affiliate, Associate or Family Member thereof has or may exercise any voting rights with respect to any shares of the Company’s capital stock or beneficial ownership of or economic exposure to the Company’s voting stock (e.g., through swaps, short sales or other derivative arrangements) except as otherwise disclosed to the Company prior to the date of this Agreement, (b) this Agreement has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) such Investor has the authority to execute the Agreement on behalf of itself and the applicable Investor associated with that signatory’s name, and to bind such Investor to the terms hereof.

Section 6.	Mutual Non-Disparagement.

(a)	Each Investor agrees that, until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and

Associates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives (collectively, the “Company Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of the Company or its subsidiaries or Affiliates, or to malign, harm, disparage, defame or damage the reputation or good name of the Company, its business or any of the Company Representatives.

(b)
The Company hereby agrees that, until the expiration of the Standstill Period, neither it nor any of its Affiliates will, and it will cause each of its Affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, any Investor or any of its agents or representatives (collectively, the “Investor Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of any Investor or its subsidiaries or Affiliates, or to malign, harm, disparage, defame or damage the reputation or good name of any Investor, its business or any of the Investor Representatives.

(c)
Notwithstanding the foregoing, nothing in this Section 6 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided, that such Party must provide written notice to the other Parties at least two business days prior to making any such statement or disclosure required by under the federal securities laws or other applicable laws that would otherwise be prohibited the provisions of this Section 6, and reasonably consider any comments of such other Parties.

(d)
The limitations set forth in Section 6(a) and 6(b) shall not prevent any party from responding to any public statement made by the other party of the nature described in Section 6(a) and 6(b) if such statement by the other party was made in breach of this Agreement.

Section 7.
Public Announcements. Promptly following the execution of this Agreement, the Company shall issue a press release in the form set forth on Exhibit B (the “Press Release”). Prior to the issuance of the Press Release, neither the Company nor any of the Investors shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. None of the Investors shall issue or cause to be issued a separate press release in connection with this Agreement or the matters contemplated hereby, and no Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release.

Section 8.
Affiliates, Associates and Family Members. Each Investor agrees to cause its respective Affiliates, Associates and Family Members to comply with the terms of this Agreement, and the Investors shall be jointly and severally responsible for any breaches of this Agreement by the Investors’ Affiliates, Associates and Family Members.

Section 9.
Specific Performance. Each of the Investors, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investors or any Investor, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available.

Section 10.
Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby; provided that the Company shall reimburse the Investors for their reasonable related fees and expenses, including such fees and expenses of counsel for the Investors.

Section 11.
Notice. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses, email addresses and facsimile numbers for such communications shall be:

To the Company:
CST Brands, Inc.
One Valero Way
Building D, 4th Floor
San Antonio, TX 78249

Email: gerard.sonnier@cstbrands.com
Attention: Gérard J. Sonnier
with a copy to (which shall not constitute notice):
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
E-mail: lsmakow@wlrk.com;
gsmoodie@wlrk.com
Attention: Lawrence S. Makow and Gordon S. Moodie
To the Investors:
Engine Capital, L.P.
1370 Broadway, 5th Floor
New York, NY 10018
E-mail: aajdler@enginecap.com
Attention: Arnaud Ajdler
with a copy to (which shall not constitute notice):
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, New York 10176
E-mail: cdavis@kkwc.com;
jsoncini@kkwc.com
Attention: Christopher P. Davis and Jason W. Soncini

Section 12.
Governing Law. This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 13.
Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof.

Section 14.
Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

Section 15.	Amendment. This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the Parties.

Section 16.
Successors and Assigns; No Third Party Beneficiaries. This Agreement shall bind the successors and permitted assigns of the Parties, and inure to the benefit of any successor or permitted assign of any of the parties; provided, however, that no party may assign this Agreement without the prior written consent of the other Parties. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the Parties hereto and their respective successors and assigns.

Section 17.
Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. Counterparts delivered by electronic transmission shall be deemed to be originally signed counterparts.

(Signature page follows)

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.
CST BRANDS, INC.
By: /s/ Kimberly S. Lubel
Name: Kimberly S. Lubel
Title: Chairman and CEO

INVESTORS:
ENGINE CAPITAL, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler Name: Arnaud Ajdler Title: Managing Member
ENGINE JET CAPITAL, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler Name: Arnaud Ajdler Title: Managing Member
ENGINE AIRFLOW CAPITAL, L.P.

By:	Engine Investments II, LLC General Partner

By:	/s/ Arnaud Ajdler Name: Arnaud Ajdler Title: Managing Member
ENGINE CAPITAL MANAGEMENT, LLC

By:	/s/ Arnaud Ajdler Name: Arnaud Ajdler Title: Managing Member
ENGINE INVESTMENTS, LLC

By:	/s/ Arnaud Ajdler Name: Arnaud Ajdler Title: Managing Member
ENGINE INVESTMENTS II, LLC

By:	/s/ Arnaud Ajdler Name: Arnaud Ajdler Title: Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER
Exhibit A

Name	Ownership
Engine Capital, L.P.	181,947
Engine Jet Capital, L.P.	26,980
Engine Airflow Capital, L.P.	281,718
Engine Investments, LLC	208,927*
Engine Investments II, LLC	281,718**
Engine Capital Management, LLC	490,645***
Arnaud Ajdler	490,645****